MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:

NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

ITEM 2:

DATE OF MATERIAL CHANGE

March 27, 2012

ITEM 3:

NEWS RELEASE

March 27, 2012, via CNW.

ITEM 4:

SUMMARY OF MATERIAL CHANGE

The Company reported updated reserves and resources for its properties.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

The Company issued the following news release:

The Company is pleased to announce updated Mineral Reserve and Mineral Resource estimates for the Caylloma Mine located in southern Peru and for the San Jose Mine located in southern Mexico.

Highlights of Reserve and Resource Update

•

Proven and Probable Reserves of the silver-rich veins at Caylloma increased by 51.7% to 781,000 tonnes. Contained silver increased by 40.3% to 9.4 million ounces.

•

Combined Proven and Probable Reserves for the silver-rich and polymetallic veins at Caylloma increased by 12.2% to 4.6 million tonnes after replacement of 674,010 tonnes consumed through production. Contained silver decreased by 1.9% to 20.2 million ounces.

•

Measured and Indicated Resources at Caylloma increased by 19.7% to 2.3 million tonnes and contained silver increased by 20.3% to 8.9 million ounces.

•

Inferred Resources at Caylloma decreased by 2.3% to 3.3 million tonnes while contained silver decreased by 7.8% to 11.8 million ounces.

•

Proven and Probable Reserves at San Jose decreased marginally by 4.5% to 3.6 million tonnes, all related to extraction of 171,000 tonnes following mine start-up in August 2011. Contained silver decreased by 3.7% to 23.6 million ounces. There were no material changes in the Indicated or Inferred Resources at San Jose.

•

Combined Proven and Probable Reserves for the Caylloma and San Jose mines increased by 4.2% to 8.2 million tonnes containing 43.8 million ounces of silver and 233,200 ounces of gold.

•

Combined Measured and Indicated Resources for the Caylloma and San Jose mines increased by 16.4% to 2.6 million tonnes containing 11.9 million ounces of silver and 47,400 ounces of gold.

•

Combined Inferred Resources for the Caylloma and San Jose mines decreased marginally by 1.2% to 6.3 million tonnes containing 33.8 million ounces of silver and 216,000 ounces of gold.

Mineral Reserves - Proven and Probable							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma, Peru
Silver Veins	Proven	26	687	0.28	0.32	0.32	0.6	0.2
	Probable	755	365	0.42	0.06	0.06	8.9	10.3
	Proven + Probable	781	376	0.42	0.07	0.07	9.4	10.5
Polymetallic Veins	Proven	1,318	87	0.32	1.59	2.39	3.7	13.5
	Probable	2,543	86	0.31	1.58	2.27	7.1	25.5
	Proven + Probable	3,861	86	0.31	1.59	2.31	10.7	39.0
Combined-All Veins	Proven	1,344	98	0.32	1.57	2.35	4.2	13.7
	Probable	3,297	150	0.34	1.23	1.76	15.9	35.8
	Proven + Probable	4,642	135	0.33	1.33	1.93	20.2	49.5
San Jose, Mexico	Probable	3,600	204	1.59	N/A	N/A	23.6	183.7
Total	Proven + Probable	8,241	165	0.88	N/A	N/A	43.8	233.2

Mineral Resources - Measured and Indicated							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma, Peru	Measured	574	100	0.31	1.17	1.75	1.8	5.8
	Indicated	1,684	131	0.30	0.74	1.11	7.1	16.0
	Measured + Indicated	2,258	123	0.30	0.85	1.28	8.9	21.8
San Jose, Mexico	Indicated	376	243	2.12	N/A	N/A	2.9	25.6
Total	Measured + Indicated	2,634	140	0.56	N/A	N/A	11.9	47.4

Mineral Resources - Inferred							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma, Peru	Inferred	3,258	112	0.36	0.99	1.50	11.8	37.9
San Jose, Mexico	Inferred	3,072	223	1.80	N/A	N/A	22.0	178.1
Total	Inferred	6,330	166	1.06	N/A	N/A	33.8	216.0

1.

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

2.

Mineral Resources are exclusive of Mineral Reserves

3.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

4.

Caylloma Mineral Resources and Mineral Reserves are estimated as of June 30, 2011 and reported as of December 31, 2011 taking into account production-related depletion for the period of July 1, 2011 through December 31, 2011

5.

Caylloma Mineral Reserves are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$26.59/ oz Ag, US$1,279.31/oz Au, US$2,116/t Pb and US$2,028/t Zn; historical metallurgical recovery rates of 82% for Ag, 45% for Au, 93% for Pb and 88% for Zn; and historic operating costs adjusted for inflation. Caylloma Mineral Resources are reported based on estimated NSR values using the aforementioned assumed metal prices and metallurgical recovery rates and a cut-off value of US$30/t

6.

Caylloma Mineral Resources include oxide material that is not amenable to processing in the existing flotation plant. Measured and Indicated Oxide Resources are estimated at 1,077,000 tonnes averaging 197 g/t Ag, 0.39 g/t Au, 1.00% Pb and 1.28% Zn. Inferred Oxide Resources are estimated at 544,000 tonnes averaging 143 g/t Ag, 0.27 g/t Au, 0.55% Pb and 0.94% Zn

7.

San Jose Mineral Resources are estimated as of December 10, 2009 with Mineral Reserves estimated as of December 31, 2010 and actualized as of December 31, 2011 taking into account production-related depletion from start-up in August 2011 through December 31, 2011

8.

San Jose Mineral Reserves are estimated using break-even cut-off grades based on assumed metal prices of US$15.12/oz Ag and US$ 897.51/oz Au, estimated metallurgical recovery rates of 88% for Ag and 90% for Au and projected operating costs. San Jose Mineral Resources are estimated and reported at a Ag Equivalent cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t)*((US$856.16/US$13.75)*(91.5/92.5))

9.

Totals may not add due to rounding procedures

10.

N/A = Not Applicable

Caylloma Mine

Through exploration and development activities, the Mineral Reserves consumed through production at Caylloma were replaced and Proven and Probable Reserves increased by 12.2% to 4.6 million tonnes relative to the Mineral Reserves previously reported as of June 30, 2010. Contained silver decreased marginally by 1.9%. As of December 31, 2011, the Caylloma Mine had Proven and Probable Mineral Reserves containing 20.2 million ounces silver, Measured and Indicated Mineral Resources containing 8.9 million ounces silver and Inferred Mineral Resources containing 11.8 million ounces silver. Variations from the previously reported reserves and resources (see Fortuna news release dated April 12, 2011) are the result of exploration drilling, exploration advances, mine development and increases in metal prices, partially offset by the production of 674,010 tonnes for the period of July 1, 2010 through December 31, 2011. Of particular significance is the 51.7% increase in the Proven and Probable Mineral Reserves for the silver-rich veins accompanied by a 40.3% increase in the contained silver content. This increase in high-grade silver reserves will allow the Company to continue to expand silver production.

The 2012 exploration program at Caylloma includes 24,000 meters of exploration drilling and 3,500 meters of underground exploration advances with the program being primarily focused on the exploration of silver-rich veins in the northern portion of the Caylloma District.

A NI 43-101 technical report supporting the December 31, 2011 Mineral Reserve and Mineral Resource update at Caylloma will be released to the public upon finalization.

San Jose Mine

The San Jose Mine commenced commercial production on schedule in September of 2011. Mine production for the period from start-up in August 2011 through December 31, 2011 totaled 171,000 tonnes with approximately 46,000 tonnes remaining in the crushed ore stockpile at year-end. Mine development is continuing and is projected to reach the 1300 meter level prior to the end of 2012 at which time underground development drilling will be initiated for conversion of the Inferred Resources in the lower portion of the deposit to Measured and Indicated Resources and subsequently with the application of qualifying factors, to Mineral Reserves.

As of December 31, 2011, the San Jose Mine had Proven and Probable Mineral Reserves of 3.6 million tonnes containing 23.6 million ounces of silver and 183,700 ounces of gold. Measured and Indicated Resources total 376,000 tonnes, containing 2.9 million ounces of silver and 25,600 ounces of gold. Inferred Resources total 3.1 million tonnes and contain an estimated 22 million ounces of silver and 178,100 ounces of gold. End-of-year mine-model reconciliation results indicate that the Mineral Resource and Mineral Reserve models are reliable indicators of the global metal content of the deposit. Variations from the previously reported reserves and resources (see Fortuna news release dated April 12, 2011) are the result of depletion through the development of the mine and extraction of ore between the start-up of the mine in August, 2011 and the end of 2011.

The San Jose deposit remains open to the southeast and to-depth. The 2012 exploration program includes 15,000 meters of surface diamond drilling which will follow up on leads developed in the 2011 exploration program as well as the testing of new targets in the 58,000 hectare concession package controlled by the Company in the San Jose area.

Qualified Persons

The updated Mineral Resource estimate for the Caylloma Mine has been prepared under the supervision of E. Chapman of Fortuna Silver Mines Inc. The Mineral Reserve estimate and the Mineral Resource estimate exclusive of the Mineral Reserves for Caylloma were prepared under the supervision of E. Vilela of Fortuna Silver Mines Inc. The updated Mineral Reserve estimate and the Mineral Resource estimate exclusive of the Mineral Reserves for the San Jose Mine were prepared under the supervision of E. Vilela of Fortuna Silver Mines Inc.

E. Chapman and E. Vilela are Qualified Persons as defined by the National Instrument 43-101. Thomas Vehrs, Vice President of Exploration, is the Qualified Person for Fortuna Silver Mines Inc. as defined by the National Instrument 43-101. Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

ITEM 6:

RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

Jorge Ganoza, President & CEO

Telephone: 604-484-4085

ITEM 9:

DATE OF REPORT

March 27, 2012